

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2018

James Tan
Chief Executive Officer
8i Enterprises Acquisition Corp.
6 Eu Tong Sen Street
#08-13 The Central
Singapore 059817

>   **Re: 8i Enterprises Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted October 1, 2018**
>   **CIK No. 0001753648**

Dear Mr. Tan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover page

1.   We note your disclosure that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please tell us whether your offering is contingent upon obtaining Nasdaq listing approval and if it is not, please revise your cover page accordingly and add related disclosure under an appropriate heading in the Risk Factors section.

Prospectus Summary, page 2

2.   Please expand your summary to balance the discussion of your competitive advantages, strategy and investment criteria with a summary discussion of the risks and challenges you will fact in implementing your strategy, such as limitations on conversion rights, the lack of liquidity while you search for am acquisition candidate, the difficulty in identifying acquisition candidates that meet your investment criteria and your discretion in deviating from these criteria.

Background and Competitive Advantages, page 3

3.   Please balance your disclosure regarding management team's backgrounds with information about their involvement with any companies that generated losses or failed to complete a business combination. Additionally, please tell us how your management team's experience is distinguished among similar blank check companies or any company that may seek to merge or acquire assets in Asia such that it provides you with a competitive advantage compared to these companies. Alternatively, please revise your disclosure to remove references to your competitive advantage.

4.   We note your reference to "cautious downside protection" and your belief that you will be able to acquire a business that will "achieve significant returns for investors." It is inappropriate for you to imply that your ultimate target will provide downside protection to shareholders or provide investment. Please remove these statements and make corresponding revisions to the Business section.

Investment Criteria, page 4

5.   Please expandyour disclosure that there is no limit on the amount of ordinary shares that may be converted in connection with the consummation of a business combination except that you must maintain net tangible assets in the trust account of at least $5,000,001 to clarify that you may seek additional financing to complete a business combination, as referenced on page 27.

Emerging Growth Company Status and Other Information, page 6

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Because we are incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests..., page 31

7.   We note your disclosure that you have been advised by your British Virgin Islands counsel that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the U.S. federal or state securities laws. Please expand your

disclosure to explain the reason for this uncertainty and to highlight the risk that shareholders may be unable to enforce judgments against you based on claims arising under U.S. federal securities laws. Please make similar revisions under the heading "Enforceability of Civil Liabilities" on page 37.

Use of Proceeds, page 39

8.   Based on footnote (2) to the capitalization table on page 44, it appears that the repayment of due to related parties will occur simultaneously with the offering. Please revise the use of proceeds table to clearly disclose the repayment of the debt.

Dilution, page 43

9.   You disclose and use $9.09 as the offering price for in the computation of dilution. Please reconcile this amount to the public unit and private unit offering price of $10.00 per share. In this regard, disclose and discuss how you have determined the amount of the unit offering price that is allocated to the shares, warrants, and rights underlying each unit. Alternatively, please use the unit offering price of $10.00 in the computation as we note this is the offering price used throughout the filing in terms of price per share. Please revise or advise.

Capitalization, page 44

10.   Footnote (3) to the table appears to refer to the shares as adjusted but appears to be incorrectly placed next to the actual shares within the table. In addition, it does not appear that the adjusted share amount includes the 221,250 private shares as indicated in the footnote. Please revise or advise.

Consolidated Financial Statements
Statement of Cash Flows, page F-6

11.   With regards to footnote (2) to the capitalization table on page 44, please tell us how the $162,598 related party loan is presented in the cash flow statement. It appears that a portion of the loan is disclosed as non-cash financing activities. Please explain why these activities are considered non-cash.

Notes to Consolidated Financial Statements
Note 1 – Organization and Business Operations, page F-7

12.   You disclose July 31 as your fiscal year end in Note 1. However, you also refer to December 31 as your fiscal year end on pages 47 and 60. Please reconcile your disclosures as appropriate.

Note 8 -Shareholders' Equity
Warrants, page F-14

13.   We note from the disclosure on page 8 that not all the terms of your public warrants and private warrants are identical. For example, your private warrants are non-redeemable and will be permitted to be exercised for cash even if a registration statement covering the ordinary shares issuable is not effective. As such, please discuss your public warrants and private warrants separately in Note 8.

       You may contact Sisi Cheng at 202-551-5004 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance